UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

CorMedix, Inc.
File No. 333-163380 & 1-34673 - CF#32629

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       CorMedix, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 25, 2009 as amended and as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 8-K filed on February 6, 2015.

       Based on representations by CorMedix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

S-1	filed November 25, 2009	Exhibit 10.13	through March 31, 2018
8-K	filed February 6, 2015	Exhibit 10.1	through March 31, 2018

       For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary